✓ BP 3/20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

13014313

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 14 2013

Washington DC 404

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SEC FILE NUMBER
8- 51942

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.T. Hickman Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 North William Street
(No. and Street)

Pearl River, New York 10965
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert T. Hickman (973) 320-2671
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower, LLC
(Name – *if individual, state last, first, middle name*)

Wayne Interchange Plaza II, 155 Route 46 West, Wayne, New Jersey 07470
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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BP 3/21

OATH OR AFFIRMATION

I, Robert T. Hickman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.T. Hickman Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Robert T. Hickman

CEO, Managing Member

Title

Notary Public

CAROL A. BANTA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires September 19, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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R. T. Hickman Securities, LLC

December 31, 2012

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R.T. HICKMAN SECURITIES, LLC

FINANCIAL STATEMENT
INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2012

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DB

DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To The Member of
R.T. Hickman Securities, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of **R.T. Hickman Securities, LLC**, (the Company) as of December 31, 2012 for the year then ended that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amount in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 855-9600 • F (732) 855-9559
www.demetriusberkower.com

A PCAOB REGISTERED FIRM

New Jersey • California • Cayman Islands

IAPA INTERNATIONAL
Global Support Local Knowledge

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of **R.T. Hickman Securities, LLC** as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Demetrius Berkower LLC

Demetrius Berkower LLC

Wayne, New Jersey
March 11, 2013

R. T. HICKMAN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ 7,645
Commissions Receivable	4,079
Receivable, Noncustomer	598
Prepaid expenses	2,107
Total Current Assets	14,429
Total Assets	$ 14,429
	=====

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 2,000
Total current liabilities	2,000
MEMBER'S EQUITY	12,429
Total Liabilities and Member's Equity	$ 14,429
	=====

US Code of Federal Regulations section 240.17a-5 footnote Statements to be read in conjunction with above information:

- **NET CAPITAL REQUIREMENT**: The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2012, the ratio was 0.31 to 1. The Company complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1). All customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the sale of life insurance products including variable annuities and variable life. At December 31, 2012, the Company had net capital, as defined, of $6,530, which was $1,530 in excess of its required minimum net capital of $5,000, and, $530 in excess of its early warning required net capital.
- The most recent audited annual Statement of Financial Condition, place of availability for examination, is at the principal office of RT Hickman Securities, LLC.

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